UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2026

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On January 12, 2026, the compensation committee of the Board of Directors of LZ Technology Holdings Limited (the “Company”) granted an aggregate of 21,550,000 Class B ordinary shares, par value US$0.000025 per share (“Class B Ordinary Shares”), to individuals providing software development services to the Company. The grants comprised 7,650,000 Class B Ordinary Shares under the Company’s 2024 Equity Incentive Plan and 13,900,000 Class B Ordinary Shares under the Company’s 2025 Equity Incentive Plan.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333- 286019 and 333-292252), to the extent not superseded by any subsequently filed or furnished documents or reports of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2026	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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